New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Sarah E. Beshar

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4131 tel 212 701 5131 fax sarah.beshar@davispolk.com
FOIA Confidential Treatment Requested Pursuant to Rule 83 by JPMorgan Chase & Co. Page 2014.03.31.1

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY JPMORGAN CHASE & CO. THOSE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [REDACTED] IN THE TEXT, AND HAVE BEEN SUBMITTED TO THE COMMISSION.

March 31, 2014

VIA EDGAR AND E-MAIL

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed November 14, 2011
File No. 333-177923

Dear Ms. Starr:

On behalf of JPMorgan Chase & Co. (the “Issuer”), I am writing in response to the letter, dated February 11, 2014, to Anthony J. Horan, corporate secretary of the Issuer, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your selective review of exchange-traded notes (“ETNs”), including offerings of the Issuer’s Global Medium-Term Notes, Series E (the “Notes”) that are registered under the Securities Act of 1933, as amended (the “Securities Act”) under the Registration Statement on Form S-3ASR (File No. 333-177923) (the “Registration Statement”) filed on November 14, 2011. The Issuer appreciates your extension of the response deadline to March 31, 2014.

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As discussed in the call with the Staff on February 26, 2014, the Issuer currently has one series of listed ETNs outstanding, the Alerian MLP Index ETN (the “Alerian ETNs”), and the Issuer has no current plans to issue additional ETNs. The Issuer’s responses below reference its disclosure practices relating to the Alerian ETNs, as set forth in amendment no. 6 to reopening pricing supplement no. 1 dated June 14, 2012 (the “Alerian Pricing Supplement”) and product supplement no. 10-II (the “Alerian Product Supplement”).

To assist in your review of the Issuer’s responses to the comments set forth in the Staff’s letter, I have set forth below certain comments contained in the letter as agreed and discussed with the Staff in the call on February 26, 2014, together with the Issuer’s responses to each.

Terms of Offering

1.      We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner. Refer to Rule 421(b) of the Securities Act of 1933.

The Issuer acknowledges this comment. It has been the Issuer’s practice to describe the terms of the Alerian ETNs, including the precise mechanics of the Alerian ETNs, and to explain defined terms in the context of the Alerian ETNs. For narrative disclosure describing the terms of the Alerian ETNs, see “Selected Purchase Considerations” on page PS-3 of the Alerian Pricing Supplement and for an explanation of the defined terms in the context of the Alerian ETNs and a description of the precise mechanics of the Alerian ETNs, see “Key Terms” on the cover, “Additional Key Terms” beginning on page PS-1, “Key Coupon Payment Terms” beginning on page PS-12 and “Key Weekly Repurchase Terms” beginning on page PS-13, in each case, of the Alerian Pricing Supplement.

In addition, the Issuer has described the mechanics of the Alerian ETNs by including and explaining hypothetical examples in the Alerian Pricing Supplement. The Issuer’s offering documents relating to the Alerian ETNs include separate hypothetical example sections illustrating the mechanics of the calculation of coupons payable on the Alerian ETNs and the mechanics of the payment at maturity or upon repurchase. See “Hypothetical Coupon Amount Calculation” and “Hypothetical Payment at Maturity or upon Early Repurchase” beginning on page PS-8 of the Alerian Pricing Supplement.

In any future pricing supplement relating to the Alerian ETNs, the Issuer proposes to provide additional narrative disclosure explaining the payments on the Alerian ETNs, as well as the fees deducted in calculating the amounts of those payments, using language substantially similar to the disclosure set forth in Annex A.

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Indicative Value

3.     We note that some prospectus supplements for ETN offerings state that the “indicative value” of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors. Further, tell us whether and where the ETN’s indicative value is publicly available to any investor without charge and how often it is updated.

Bloomberg calculates and publishes the intraday indicative value for the Alerian ETNs. The intraday indicative value is meant to approximate the intrinsic economic value of the Alerian ETNs for reference purposes. While the intraday indicative value of the ETNs may differ from the trading prices of the Alerian ETNs, and therefore, the amount that an investor may receive in the secondary market for the sale of the Alerian ETNs, the Issuer believes that this calculation and publication of the intraday indicative value provides a helpful indication of the potential value of the Alerian ETNs to investors considering a purchase or sale.

NYSE Arca Rule 5.2(j)(6) requires that the intraday indicative value for an index underlying an ETN be calculated and published every 15 seconds. Because the value of the underlying index differs from the value of the ETN, the Issuer believes that an intraday indicative value for the Alerian ETNs may also be helpful to investors in estimating the value of their investment in the ETNs. For this reason, in addition to the intraday indicative value of the underlying index published by the index calculation agent, the intraday indicative value of the Alerian ETNs is separately published by Bloomberg. In each case, the intraday indicative values are published on Bloomberg every 15 seconds during trading hours.

The intraday indicative value of the index underlying the Alerian ETNs is published under Bloomberg ticker symbol “AMZ,” and the intraday indicative value of the Alerian ETNs is published under the Bloomberg ticker “AMJ.IV” and is made accessible by Bloomberg on Bloomberg’s public webpage under “AMJIV:IND”.

4.     We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security’s terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

The Issuer acknowledges this comment. The Issuer’s practice has been to provide narrative disclosure describing the mechanics of numeric formulas for calculating the indicative value in the reopening supplement and the product supplement. See “The intraday indicative value and the Current Indicative Value are not the same as the closing price or any other trading price of the notes in the secondary market” on page PS-5 of the Alerian Pricing Supplement and PS-14 of the Alerian Product Supplement, as excerpted below in response to comment 5.

In any future pricing supplement relating to the Alerian ETNs, the Issuer proposes to provide additional narrative disclosure describing the initial offering price to the public, Current Indicative

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Value, intraday indicative value, trading price and Repurchase Amount using language substantially similar to the language set forth in Annex B.

5.     If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as “indicative value” or otherwise) or the redemption amount of the ETN.

The Issuer acknowledges this comment. The Issuer’s practice is to disclose the relationship among the indicative value, the market value of the Alerian ETNs and amount payable at maturity or upon early repurchase of the Alerian ETNs. For ease of reference, VWAP means the volume-weighted average price of each component in the Index. See “The payment on the notes is linked to the VWAP Levels, not to the Closing Levels of the Index and not to the published intraday indicative value of the notes” on page PS-4 of the Alerian Pricing Supplement and PS-13 of the Alerian Product Supplement and “The intraday indicative value and the Current Indicative Value are not the same as the closing price or any other trading price of the notes in the secondary market” on page PS-5 of the Alerian Pricing Supplement and PS-14 of the Alerian Product Supplement, as excerpted below:

THE PAYMENT ON THE NOTES IS LINKED TO THE VWAP LEVELS, NOT TO THE CLOSING LEVELS OF THE INDEX AND NOT TO THE PUBLISHED INTRADAY INDICATIVE VALUE OF THE NOTES — Your payment at maturity or upon early repurchase is linked to the performance of the Final VWAP Level, as compared to the Initial VWAP Level of the Index. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index. Therefore, your payment at maturity or upon early repurchase of your notes, as applicable, may be different than the payment you would receive if such payment is determined by reference to the official closing level of the Index. Because the VWAP Level will not necessarily correlate with the performance of the Index, the payment at maturity or upon early repurchase, as applicable, will not be the same as investing in a debt security with a payment at maturity or upon early repurchase linked to the performance of the Index. In particular, the actual Index closing level may vary significantly, on a cumulative basis over the term of the notes, from the VWAP Level. For information that reflects the historical performance of the Index and the VWAP Level, please see “Historical Information” in this reopening pricing supplement.

In addition, the intraday indicative value of the notes calculated and published by Bloomberg L.P. will be based on the intraday indicative values of the Index instead of the VWAP Levels of the Index. Because the intraday indicative value of the notes may vary significantly from the VWAP Levels and the Final VWAP Level, the payment at maturity or upon early repurchase of your notes may be much different than the payment you would receive if such payment is determined by reference to the intraday indicative value of the notes.

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THE INTRADAY INDICATIVE VALUE AND THE CURRENT INDICATIVE VALUE ARE NOT THE SAME AS THE CLOSING PRICE OR ANY OTHER TRADING PRICE OF THE NOTES IN THE SECONDARY MARKET — The intraday indicative value and the Current Indicative Value of the notes are not the same as the closing price or any other trading price of the notes in the secondary market. The Current Indicative Value as of any date reflects the performance of the VWAP Level as of such date, as compared to the Initial VWAP Level of the Index, applied to the Principal Amount. The intraday indicative value at a given time reflects the product of Principal Amount and the Index Ratio, calculated using the levels of the Index instead of VWAP Levels as of that time, with adjustments to reflect any Accrued Tracking Fee and/or Adjusted Coupon Amount as of that time.

The trading price of the notes at any time, on the other hand, is the price at which you may be able to sell your notes in the secondary market at that time, if one exists. The trading price of the notes at any time may vary significantly from the intraday indicative value and the Current Indicative Value of the notes at that time. For example, if you pay a premium for the notes above the intraday indicative value or the Current Indicative Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

In any future pricing supplement relating to the Alerian ETNs, the Issuer proposes to provide additional narrative disclosure describing the initial offering price to the public, Current Indicative Value, intraday indicative value, trading price and Repurchase Amount using language substantially similar to the language set forth in Annex B.

In addition, the Issuer recognizes that the Alerian ETNs may trade at a premium to their indicative value when demand for the Alerian ETNs exceeds supply. The Issuer currently provides a risk factor describing this risk in the Alerian Pricing Supplement and the Alerian Product Supplement. See “The intraday indicative value and the Current Indicative Value are not the same as the closing price or any other trading price of the notes in the secondary market” (reprinted above) and “The maximum issuance authorization may cause the notes to trade at a premium, which may be reduced or eliminated at any time” on page PS-5 of the Alerian Pricing Supplement and PS-14 of the Alerian Product Supplement and “The liquidity of the market for the notes may vary materially over time” on page PS-7 of the Alerian Pricing Supplement and PS-18 of the Alerian Product Supplement, as excerpted below:

THE MAXIMUM ISSUANCE AUTHORIZATION MAY CAUSE THE NOTES TO TRADE AT A PREMIUM, WHICH MAY BE REDUCED OR ELIMINATED AT ANY TIME — The maximum issuance authorization may cause an imbalance of supply and demand in the secondary market for the notes, which may cause the notes to trade at a premium, which may be significant, in relation to their Current Indicative Value or any intraday indicative value.

In addition, any decrease in the supply of the notes due to the maximum issuance authorization may cause the notes to appear on NYSE Arca’s “threshold securities list,” indicating repeated delivery failure (which may be a sign of supply shortage) and requiring an actual borrowing of or a bona fide arrangement to borrow the notes in connection with a short sale. If arbitrageurs are unable to locate notes to sell short, the

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notes may trade at a premium, which may be significant, in relation to their Current Indicative Value or any intraday indicative value. Therefore, any purchase of the notes in the secondary market may be at a purchase price significantly different from their Current Indicative Value or any intraday indicative value.

Any premium may be reduced or eliminated at any time, resulting in financial loss, which may be significant, to sellers who paid this premium. Investors in the notes should consult their financial advisors before purchasing or selling the notes, especially notes trading at a premium to their Current Indicative Value or any intraday indicative value.

THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME — As stated in the “Supplemental Plan of Distribution” in this reopening pricing supplement, we initially sold a portion of the notes on April 1, 2009, and additional notes will be offered and sold from time to time through JPMS, acting as our agent. The maximum number of notes authorized for issuance is 129,000,000 notes, resulting in a maximum aggregate principal amount of $2,455,722,690, and the remaining 11,050,000 notes authorized for issuance will be issued on or about June 19, 2012. Certain affiliates of JPMS may engage in limited purchase and resale transactions in the notes, although they are not required to do so. Also, the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchase of the notes or due to our or our affiliates’ purchases of notes in the secondary market. Accordingly, the liquidity of the market for the notes could vary materially over the term of the notes. There may not be sufficient liquidity to enable you to sell your notes readily, and you may suffer substantial losses and/or sell your notes at prices substantially less than their intraday indicative value or Current Indicative Value, including being unable to sell them at all or only for a price of zero in the secondary market. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the accompanying product supplement no. 10-II, including the condition that you may request repurchase of at least 50,000 notes at any one time and that you may only exercise your right to require us to repurchase the notes once per week.

Redemption Value

6.      We have observed that in most ETN offerings, the holder may submit the notes for redemption at a “redemption value.” However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor’s redemption. Please revise, as applicable, to disclose this information.

The Issuer acknowledges this comment. Investors may request early repurchase of their Alerian ETNs from the Issuer on a weekly basis. The method of determining the repurchase amount is described in detail under “Weekly Repurchases” on page PS-3 and “Key Weekly Repurchase Terms” on page PS-13 of the Alerian Pricing Supplement and under “Description of Notes — Weekly Early Repurchase at the Option of the Holders” on page PS-7 of the Alerian Product Supplement.

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The repurchase amount of Alerian ETNs is based on the value of the index at the end of a five-day measurement period that begins after a repurchase request is received. While the mechanics described in the Reopening Supplement enable an investor to estimate the repurchase amount in the event that an early repurchase is requested, the investor is exposed to market risk during the period between the submission of an early repurchase request and the determination of the repurchase amount, and the specific repurchase amount is unavailable prior to an investor’s repurchase request. The Issuer discloses these risks on page PS-7 of the Alerian Pricing Supplement and on page PS-18 of the Alerian Product Supplement, excerpted below:

YOU WILL NOT KNOW THE REPURCHASE AMOUNT AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES — You will not know the Repurchase Amount you will receive at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date (generally Thursday) and a completed and signed confirmation of such repurchase must be received by us no later than 4:00 p.m., New York City time, on the same date. The Repurchase Valuation Date is the last Business Day of each week which is also the first Index Business Day following the date on which such notice and confirmation are received by us. You will not know the Repurchase Amount until after the expiration of the Repurchase Measurement Period, which is the five Index Business Days from and including the Repurchase Valuation Date, and we will pay you the Repurchase Amount, if any, on the Repurchase Date, which is the third Business Day following the last Index Business Day in the Repurchase Measurement Period. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.

In any future pricing supplement relating to the Alerian ETNs, the Issuer proposes to provide additional narrative disclosure describing the procedure for determining the Repurchase Amount using language substantially similar to the language set forth in Annex B.

Fees

7.     Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

The Issuer acknowledges this comment. All investors in the Alerian ETNs are subject to the Accrued Tracking Fee, which reflects the Quarterly Tracking Fee. Investors who request early repurchase are subject to an additional Repurchase Fee. Each of these fees is described in the Alerian Pricing Supplement and the Alerian Product Supplement. The Quarterly Tracking Fee is

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disclosed on page PS-1 of the Alerian Pricing Supplement and the Accrued Tracking Fee and Repurchase Fee are disclosed on page PS-13 of the Alerian Pricing Supplement.

The mechanics of each of these fees are currently disclosed throughout the Reopening Supplement, including under “Key Terms — Coupon Amount” on the cover and under “Additional Key Terms —Cash Settlement Amount” on page PS-3 of the Alerian Pricing Supplement. The impact of these fees on the any amounts payable on the notes and on the value of an investment in the notes is described under “Your investment in the notes may result in a loss” on page PS-4, “Even if the Final VWAP Level is greater than the Initial VWAP Level, you may receive less than the principal amount of your notes due to the Accrued Tracking Fee and the Repurchase Fee Amount” on page PS-5, and “You are not guaranteed a coupon payment” on page PS-5 of the Alerian Pricing Supplement.

In addition, the hypotheticals that the Issuer has prepared to illustrate the mechanics of the ETN to investors also demonstrate the impact of each of the three fees in the determination of any coupon amount, the payment at maturity, and any payment upon early repurchase. See “Hypothetical Coupon Amount Calculation” and “Hypothetical Payment at Maturity or upon Early Repurchase” on page PS-8 of the Alerian Pricing Supplement.

In any future pricing supplement relating to the Alerian ETNs, the Issuer proposes to provide additional narrative disclosure explaining the Accrued Tracking Fee and the Repurchase Fee using language substantially similar to the language set forth in Annex A.

Short Sales

13.     We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

The Issuer does not, and does not intend to, engage in short sales of the Alerian ETNs or to sell Alerian ETNs subject to an agreement to repurchase them, although affiliates of the Issuer have engaged, and in the future may engage, in such transactions.1  The Issuer currently discloses the possibility of short sales of the Alerian ETNs and the possibility of such short sales being covered

1 The Issuer does not, and does not intend to, engage in lending or borrowing of the Alerian ETNs, although affiliates of the Issuer have engaged, and in the future may engage, in such transactions. The Issuer does not believe that the lending or borrowing of securities by the Issuer or its affiliates or any agreement by the Issuer or its affiliates to repurchase securities (or any such repurchase by the Issuer or its affiliates) constitutes an “offer” or “sale” of a security subject to the registration requirements of the Securities Act. If an affiliate of the Issuer sells Alerian ETNs subject to an agreement to repurchase, then the sale will be registered like any other sale by an affiliate. Accordingly, the response to comment 13 above focuses on short sales.

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with Alerian ETNs acquired from the Issuer or its affiliates under “Plan of Distribution (Conflicts of Interest)” on page PS-42 of the Alerian Product Supplement, as described below:

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the notes in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  Among other activities, broker-dealers and other persons may make short sales of the notes and may cover such short positions by borrowing notes from us or our affiliates or by purchasing notes from us or our affiliates subject to our obligation to repurchase such notes at a later date.  As a result of these activities, these market participants may be deemed statutory underwriters.  A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act.  This product supplement no. 10-II will be deemed to cover any short sales of notes by market participants who cover their short positions with notes borrowed or acquired from us or our affiliates in the manner described above.

The Issuer does not publicly disclose any short sales by its affiliates, although any affiliate of the Issuer engaging in short sales of Alerian ETNs complies and will comply with all applicable reporting requirements with respect to such short sales.

As disclosed in the Alerian Product Supplement, to the extent that a broker-dealer engages in a short sale of Alerian ETNs that is covered with Alerian ETNs acquired from the Issuer or its affiliates, such broker-dealer may be deemed to be an underwriter under the Securities Act. Under those circumstances, that short sale will be covered by the Registration Statement, provided that such broker-dealer complies with the prospectus delivery requirement under the Securities Act. We expect that a broker-dealer will comply with its prospectus delivery requirement by relying on Rule 153 under the Securities Act (if that transaction occurs over a national securities exchange) or on Rule 172 under the Securities Act (including delivering the notice required under Rule 173 of the Securities Act), or by actually delivering a prospectus.

The Issuer does not believe that additional risk factor disclosure regarding the impact short sales of Alerian ETNs may have on the number of Alerian ETNs outstanding at any time is necessary because these short sales do not affect the number of Alerian ETNs outstanding at any time. As discussed in the call with the Staff, the Issuer issued all of the remaining Alerian ETNs authorized for issuance on June 19, 2012, and the Issuer has not issued any additional Alerian ETNs since then and has no current intention of doing so. Accordingly, any Alerian ETNs used to cover such short sales (whether acquired from an affiliate of the Issuer or acquired in the secondary market) will be Alerian ETNs that are already outstanding.

Regulation M

14.      We have observed that a large divergence between the ETN’s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs).

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Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN’s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

The Issuer notes that, in general, the secondary market price of the Alerian ETNs has not varied substantially from the value of its underlying index. During periods when the representation contained in the line of no action letters referenced above has been true with respect to the Alerian ETNs, the Issuer and its affiliates, in reliance on those no action letters, have both sold Alerian ETNs and purchased Alerian ETNs.

In those instances when a substantial divergence had developed between the Alerian ETNs’ market value and the value of its underlying index, the Issuer and its affiliates suspended sales of the Alerian ETNs until such divergence subsided, subject to unwinding pre-existing swap obligations as described below. In certain instances after such divergence had developed, an affiliate of the Issuer sold relatively small numbers of the Alerian ETNs at the then market value of the Alerian ETNs to satisfy its obligations to the counterparties under pre-existing swap transactions that referenced the Alerian ETNs (each of which was entered into prior to such divergence). Unwinding these pre-existing swap obligations did not involve any market making in the ETNs by the Issuer or its affiliates. The Issuer does not believe that these unwinds of pre-existing swap obligations constituted a distribution of the Alerian ETNs within the meaning of Regulation M because of the small magnitude involved and the lack of special selling efforts and selling methods.  Accordingly, the Issuer and its affiliates were not engaging in a distribution of the Alerian ETNs within the meaning of Regulation M during periods when a substantial divergence existed between the Alerian ETNs’ market value and the value of its underlying index. The Issuer and its affiliates will continue to monitor the performance of the Alerian ETNs relative to its underlying index and expect to suspend sales of the Alerian ETNs should a substantial divergence develop again in the future.

*     *     *     *     *

The Issuer acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (212) 450-4131 or sarah.beshar@davispolk.com.

Very truly yours,

/s/ Sarah E. Beshar Sarah E. Beshar

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cc:	David Walz, Division of Corporation Finance, Securities and Exchange Commission
Anthony J. Horan, Senior Vice President, Corporate Secretary, JPMorgan Chase & Co.
Scott Mitchell, Managing Director, J.P. Morgan Securities LLC
Everett H. Seymour, Managing Director and Associate General Counsel, JPMorgan Chase Bank, National Association
John M. Brandow, Davis Polk & Wardwell LLP
Linda Chatman Thomsen, Davis Polk & Wardwell LLP

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Annex A

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  Annex B

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